

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Sean Peace
Manager
RoyaltyTraders LLC
1053 East Whitaker Mill Rd., Suite 115
Raleigh, NC 27604

>   **Re: RoyaltyTraders LLC**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed July 2, 2021**
>   **File No. 024-11532**

Dear Mr. Peace:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2021 letter.

Amendment 1 to Form 1-A filed July 2, 2021

Plan of Distribution and Selling Shareholders
Price Discovery, page 14

1.   In response to prior comment 1, you state that the auction bids are not binding. Please revise your disclosure throughout the offering circular to indicate that the auction process does not result in the sale of Royalty Share Units. For example, you continue to state that "SongVest will offer the projected number of Royalty Share Units for sale in an auction environment." Also, your illustrative example on page 15 indicates that the bidders "win" shares. Consider changing the description of the testing the waters process so it is no longer described as an "auction," which implies a sale process.

2.   Please disclose how you plan to offer the Royalty Share Units for sale after the company has set the price. In this regard, please confirm how your solicitation and offering process both before and after setting a price will comply with Rule 251(d) under Regulation A. Explain whether the bidders in the auction will be given priority or any other consideration in the offering.

Securities Being Offered
Distributions to Holders of Royalty Share Units, page 30

3.   We note your disclosure in response to prior comment 2. Please further clarify whether investors will owe an administrative fee if there are no royalty payments in a certain quarter. In addition, please explain how the distribution would be structured if the artist's royalty payments were made more or less frequently than quarterly.

        Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Andrew Stephenson